FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 04, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Director

MARKET ANNOUNCEMENT

SADIA ANNOUNCES INVESTMENT FOR THE SECOND STAGE OF LUCAS DO RIO VERDE-MT PROJECT

Sadia’s Board of Directors approved investments in the amount of R$ 308 million to complete the second stage of Lucas do Rio Verde-MT Project, the purpose of which is to reach a total slaughtering capacity of 145 million heads/year of poultry and 2.5 million heads/year of hogs. This investment also includes supporting areas, utilities, agriculture and livestock.

The operational startup of this second stage is scheduled for the second half of 2010 and, when operating at full capacity by the first half of 2011, it will generate an additional annual revenue of around R$725 million for Sadia.

Sadia’s decision to expand investments in Mato Grosso is in alignment with its strategy of maximizing production in grain-producing regions.

São Paulo, September 3, 2008

Sadia S.A.

Welson Teixeira Júnior

Investor Relations Director